SodaStream to Acquire its Nordics and Baltics Distribution Rights

AIRPORT CITY, Israel – December 22, 2011 – SodaStream International, Ltd. (NASDAQ: SODA) today announced that it will purchase its Nordic and Baltic distribution business, and all related assets, from its exclusive distributor, Empire AB, for a total net cost of 7.8 million euro.  SodaStream will now directly distribute its products in Sweden, Finland, Norway, Denmark, Estonia, Latvia and Lithuania.  The acquisition is being made by SodaStream International, B.V., a wholly owned subsidiary of SodaStream International, Ltd.  Closing is expected to occur during the first week of January 2012.

"Empire AB did a great job building a sizeable SodaStream business in this region, particularly Sweden where we enjoy 25% household penetration and own more than 10% of the entire off-premise carbonated beverage category,” stated Daniel Birnbaum, CEO of SodaStream.  “We are excited to assume distribution in this large and successful market and look forward to capturing higher margins on sales of our soda makers and portfolio of consumable products.  Under our management, we believe there are significant opportunities to further expand our presence throughout this region, and plan to execute marketing campaigns around existing and new product offerings to increase our large and growing user base.”

In connection with this acquisition, SodaStream has obtained distribution infrastructure, including all customer agreements, as well as personnel that are involved in the selling and marketing of SodaStream in the region.  The Company has also entered into a services agreement with Empire AB to ensure a smooth transition of back office and logistical support.

About SodaStream
SodaStream manufactures beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 50,000 retail stores in 42 countries around the world.  For more information on SodaStream, please visit the Company's website: www.sodastream.com.

Forward Looking Statement
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our home beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers'

demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:
Yonah Lloyd
Executive Director
Corporate Development and Communication
Phone: +972-3-976-2462
yonahl@sodastream.com